UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 333-128780

NCL Corporation Ltd.

(Translation of registrant’s name into English)

7665 Corporate Center Drive, Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

NCL Corporation Ltd.

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited, in thousands)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Revenue
Passenger ticket	$330,265	$374,467	$613,413	$733,001
Onboard and other	148,152	150,522	289,459	303,561

Total revenue	478,417	524,989	902,872	1,036,562

Cruise operating expense
Commissions, transportation and other	83,239	87,255	150,188	172,598
Onboard and other	41,275	47,430	76,711	92,436
Payroll and related	80,317	95,242	162,580	200,868
Fuel	36,287	65,886	68,815	133,048
Food	30,412	32,658	60,404	62,388
Other operating	61,078	79,864	124,160	148,771

Total cruise operating expense	332,608	408,335	642,858	810,109
Marketing, general and administrative expense	61,654	71,526	124,957	146,504
Depreciation and amortization expense	38,135	40,398	76,119	80,154

Total operating expense	432,397	520,259	843,934	1,036,767

Operating income (loss)	46,020	4,730	58,938	(205)

Non-operating income (expense)
Interest income	287	538	635	827
Interest expense, net of capitalized interest	(26,635)	(34,420)	(52,047)	(82,132)
Other income (expense), net	(4,253)	2,162	13,082	(90,493)

Total non-operating income (expense)	(30,601)	(31,720)	(38,330)	(171,798)

Net income (loss)	$15,419	$(26,990)	$20,608	$(172,003)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	June 30, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$252,980	$185,717
Restricted cash	4,362	4,004
Accounts receivable, net	7,427	6,047
Inventories	32,735	29,494
Prepaid expenses and other assets	33,003	24,460

Total current assets	330,507	249,722

Property and equipment, net	3,818,593	4,119,222
Goodwill and tradenames	602,792	602,792
Other assets	191,618	75,405

Total assets	$4,943,510	$5,047,141

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$3,535	$182,487
Accounts payable	42,750	70,412
Accrued expenses and other liabilities	237,672	278,213
Due to Affiliate, net	2,735	210,058
Advance ticket sales	309,882	250,638

Total current liabilities	596,574	991,808

Long-term debt	2,609,866	2,474,014
Other long-term liabilities	89,938	31,520

Total liabilities	3,296,378	3,497,342

Commitments and contingencies (Note 8)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 and 25,000,000 shares authorized, respectively; 21,000,000 and 20,000,000 shares issued and outstanding, respectively	25	24
Additional paid-in capital	2,328,000	2,242,946
Accumulated other comprehensive income (loss)	(8,193)	137
Accumulated retained earnings (deficit)	(672,700)	(693,308)

Total shareholders’ equity	1,647,132	1,549,799

Total liabilities and shareholders’ equity	$4,943,510	$5,047,141

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Six months ended June 30,
	2009	2008
Cash flows from operating activities
Net income (loss)	$20,608	$(172,003)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	83,116	80,154
Loss on translation of debt	1,467	100,561
Gain on derivatives	(15,192)	(13,584)
Write-off of unamortized loan fees	—	6,788
Other	485	625
Changes in operating assets and liabilities:
Accounts receivable, net	(1,380)	(28,300)
Inventories	(3,241)	3,937
Prepaid expenses and other assets	(56,988)	(5,329)
Accounts payable	(27,662)	(31,950)
Accrued expenses and other liabilities	(34,146)	31,157
Advance ticket sales	59,244	45,139

Net cash provided by operating activities	26,311	17,195

Cash flows from investing activities
Additions to property and equipment, net	(70,551)	(51,076)
Increase in restricted cash	(405)	(70)

Net cash used in investing activities	(70,956)	(51,146)

Cash flows from financing activities
Repayments of long-term debt	(74,567)	(1,337,490)
Proceeds from long-term debt	30,000	523,000
Transactions with Affiliates, net	71,323	(1,805)
Contribution from Affiliates, net	100,000	948,111
Other	(14,848)	(749)

Net cash provided by financing activities	111,908	131,067

Net increase in cash and cash equivalents	67,263	97,116
Cash and cash equivalents at beginning of period	185,717	40,291

Cash and cash equivalents at end of period	$252,980	$137,407

Supplemental disclosures (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements

(unaudited)

As used in this document, the terms “we,” “our,” “us” and “Company” refer to NCL Corporation Ltd. and its subsidiaries, which operate under two principal brand names, “Norwegian Cruise Line,” and “NCL America”. “Star Cruises” refers to Star Cruises Limited and its affiliates. “Apollo” refers to Apollo Management L.P. and its affiliates, NCL Investment Ltd. and NCL Investment II Ltd. “TPG” refers to the entities TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. “Affiliate(s)” refers to Star Cruises, Apollo, and/or TPG.

1.	Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008, which are included in our most recently filed Annual Report on Form 20-F.

Revenue and Expense Recognition

Revenue and expense includes taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue on a gross basis are $25.8 million and $21.7 million for the three months ended June 30, 2009 and 2008, respectively, and $47.3 million and $42.3 million for the six months ended June 30, 2009 and 2008, respectively.

2.	Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, SFAS No. 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for financial statements issued for our interim and annual periods after June 15, 2009. In accordance with SFAS No. 165, we have evaluated recognition and disclosure issues through the issuance date of the financial statements. The adoption of SFAS No. 165 did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued Staff Position 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” (“FSP 141(R)-1”) to address application issues regarding the accounting and disclosure provisions for contingencies in FASB Statement 141 (revised 2007), “Business Combinations”. FSP 141(R)-1 generally applies to assets acquired and liabilities assumed in a business combination that would be within the scope of FASB Statement 5, “Accounting for Contingencies,” if acquired or assumed outside of a business combination. The scope of FSP 141(R)-1 excludes, however, contingent assets and contingent liabilities subject to specific guidance in Statement of Financial Accounting Standards (“SFAS”) No. 141(R), such as indemnification assets, contingent consideration arrangements, and valuation allowances. FSP 141(R)-1 also replaces SFAS No. 141(R) guidance on the subsequent measurement and accounting for assets and liabilities arising from acquired contingencies with a requirement to develop a systematic and rational method to subsequently measure and account for assets and liabilities arising from contingencies. FSP 141(R)-1 became simultaneously effective January 1, 2009 with SFAS No. 141(R). The adoption of these provisions did not have a material impact on our consolidated financial statements.

In December 2008, the FASB issued Staff Position 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets,” (“FSP 132(R)-1”) which provides additional guidance on disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP 132(R)-1 is effective for financial statements issued for fiscal years ending after December 15, 2009. The adoption of this interpretation will increase the disclosures in the financial statements related to the assets, if any, of our defined benefit pension plan.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for our annual and interim periods beginning January 1, 2009. The disclosures are presented below. The adoption of SFAS No. 161 did not have a material impact on our consolidated financial statements.

3.	Derivatives Measured at Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Level 1, “quoted prices in active markets for identical assets or liabilities” are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 2, “significant other observable inputs” are used by market participants in pricing the asset or liability based on market data obtained from independent sources. Level 3, “significant unobservable inputs” reflects our assumptions about what we believe market participants would use in pricing the asset or liability based on the best information available. To the extent that the valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The following table sets forth our derivatives which are financial liabilities that were measured at fair value as of June 30, 2009, categorized by input level in the fair value hierarchy (in thousands):

Fair Value as of June 30, 2009	Level 1	Level 2	Level 3
$16,576	$—	$16,576	$—

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments. Our derivative instruments consist of an interest rate swap, foreign currency forward contracts, fuel swaps, and fuel derivative contracts (three-way collar contracts). We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. Our exposure to foreign currency exchange rate risk relates primarily to our ship-building contract and to our Euro-denominated debt. Our ship-building contract is denominated in Euro and any associated debt agreements are denominated in either U.S. dollars or Euro with certain conversion options. If denominated in Euro, our principal and interest payments for the debt will be payable in Euro, and will be subject to the exchange rate of the Euro at the time these payments are due. We enter into foreign currency forward contracts for these payments. Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We use fuel swaps to mitigate the financial impact of fluctuations in fuel prices. We also entered into fuel derivative contracts (three-way collar contracts) to economically hedge our forecasted fuel purchases. As of June 30, 2009, the notional amount of outstanding debt related to the interest rate swap was $400.0 million and the notional amount of the foreign currency forward contracts was $81.8 million. Also, as of June 30, 2009, the fuel swaps and fuel derivative contracts pertained to 119.7 thousand metric tons of our projected fuel purchases.

Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points. The data sources utilized in these valuation models that are significant to the fair value measurement are Level 2 in the fair value hierarchy.

The fair value of derivatives not designated as hedging instruments for accounting purposes are included in accrued expenses and other liabilities in our consolidated balance sheet as of June 30, 2009 (in thousands):

Interest rate swap	$10,866
Foreign currency forward contracts	(1,062)
Fuel swaps	(1,484)
Fuel derivative contracts	8,256

Total derivatives not designated as hedging instruments	$16,576

We recognized the gain or loss in other income (expense), net for the changes in fair value of derivatives not designated as hedging instruments in our consolidated statement of operations for the three months and six months ended June 30, 2009 (in thousands):

	Three months ended June 30, 2009	Six months ended June 30, 2009
Interest rate swap	$(2,008)	$(1,877)
Foreign currency forward contracts	2,879	(42)
Fuel swaps	5,646	7,985
Fuel derivative contracts	9,474	9,126

Total derivatives not designated as hedging instruments	$15,991	$15,192

4.	Foreign Currency

As of June 30, 2009 and 2008, we had long-term debt denominated in Euro totaling $332.2 million and $1.3 billion, respectively, based on the Euro/U.S. dollar exchange rates as of June 30, 2009 and 2008, respectively. For the three months ended June 30, 2009 and 2008, we had foreign currency translation gains (losses) of $(19.3) million and $2.3 million, respectively, and for the six months ended June 30, 2009 and 2008 we had foreign currency translation (losses) of $(3.8) million and $(90.2) million, respectively, primarily related to the translation of our Euro-denominated long-term debt to U.S. dollars. These translation amounts include the effects of our foreign currency forward contracts and were recorded as a component of other income (expense), net in the consolidated statements of operations.

Additionally, other income (expense), net for the six months ended June 30, 2009 includes a $3.7 million adjustment to foreign currency translation which relates to prior periods. We believe this item was not material to any of the periods affected.

5.	Long-Term Debt

In 2009, we amended certain terms of substantially all of our debt agreements. The amended terms include the extension of the maturity of the $300.0 million Senior Secured Term Loan and the $500.0 million Senior Secured Revolving Credit Facility (together, the “$800.0 million Facility”) from July 2010 to January 2012. Also, the amended terms include the deferral of principal amortization through December 2010, accelerated principal payments if we reach certain liquidity thresholds and certain other additional covenants.

In addition, the ranges of the increases in the applicable margins are as follows:

a)	$800.0 million Facility from 1.25% to 6.25% to January 2010, from 1.5% to 6.5% from January 2010 to July 2010 and 3.5% from July 2010 to January 2012;

b)	$610.0 million Senior Secured Revolving Credit Facility from 0.25% to 6.25% in 2009 and from 0.75% to 6.75% in 2010 through maturity;

c)	Euro 624.0 million (U.S. dollar-denominated) Norwegian Pearl and Norwegian Gem Revolving Credit Facility from 0.25% to 6.25% in 2009 and from 0.75% to 6.75% in 2010 through maturity;

d)	Euro 258.0 million (U.S. dollar-denominated) Pride of America Hermes loan and Euro 40.0 million (U.S. dollar-denominated) Pride of America Commercial Loan from 0.25% to 2.25% in 2009 and from 0.75% to 2.75% in 2010 through maturity;

e)	$334.1 million Norwegian Jewel Loan from 0.25% to 2.25% in 2009 and from 0.75% to 2.75% in 2010 through maturity; and

f)	Euro 308.1 million Pride of Hawai’i Loan from 0.25% to 1.50% in 2009 and from 0.75% to 2.00% in 2010 through maturity.

In 2009, our shareholders contributed an aggregate of $100.0 million of equity in connection with the amendments of our debt agreements (we refer you to Note 6 “Related Party Transactions”).

Our debt agreements contain covenants that require us, among other things, to maintain a minimum level of liquidity, limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of June 30, 2009.

Availability under our senior secured revolving credit facilities as of June 30, 2009 was $2.1 million.

6.	Related Party Transactions

In January 2009, we transferred Norwegian Sky to Star Cruises per the terms of the Reimbursement and Distribution Agreement (“RDA”) with NCL Investment Ltd. and Star Cruises which was entered into in August 2007. This transfer settled our $280.7 million liability to Star Cruises. We entered into an additional agreement with Star Cruises to charter-in Norwegian Sky through 2010.

Through January 2009, we received $56.0 million from Star Cruises in connection with the RDA including reimbursement of payments in connection with the restructuring of our Hawaii operations. In April 2009, we received $15.1 million from Star Cruises for reimbursements in connection with improvements to Norwegian Dream which left the fleet upon expiration of the relevant charter agreement.

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 each, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 each. Following this increase, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 each to our shareholders pro-rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 each issued and outstanding.

As of June 30, 2009, our shareholders and their share ownership was as follows:

Shareholder	Number of Shares	Percentage Ownership

Star Cruises (1)	10,500,000	50.0%

Apollo (2)	7,875,000	37.5%

TPG (3)	2,625,000	12.5%

(1)	Star Cruises owns its ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary.

(2)	Apollo owns its ordinary shares indirectly through NCL Investment Ltd., a Bermuda company (2,795,968 ordinary shares) and NCL Investment II Ltd., a Cayman Islands company (5,079,032 ordinary shares).

(3)	TPG owns its ordinary shares indirectly through TPG Viking I, L.P., a Cayman Islands limited partnership (1,957,525 ordinary shares), TPG Viking II, L.P., a Cayman Islands limited partnership (576,118 ordinary shares) and TPG Viking AIV III, L.P., a Delaware limited partnership (91,357 ordinary shares).

In June 2009, we agreed to transfer S.S. United States to Star Cruises. This transaction satisfied our obligations in full under the RDA. This equity transaction reduced property and equipment and additional paid-in capital by $15.0 million.

7.	Employee Benefit Plans

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements of the Retirement Plan. The Retirement Plan is unfunded with no plan assets and we recognized a liability of $8.5 million for the projected benefit obligation. Changes in the projected benefit obligation are recognized to other comprehensive income (loss), (we refer you to Note 9 “Comprehensive Income (Loss)”).

8.	Commitments and Contingencies

(a)	Capital expenditures

As of June 30, 2009, we anticipate that capital expenditures will be $183.0 million (including $71.0 million through June 30, 2009), $1.0 billion and $70.0 million for the years ending December 31, 2009, 2010 and 2011, respectively, based on the Euro/U.S. dollar exchange rate as of June 30, 2009.

Norwegian Epic is under construction and will add approximately 4,200 berths to our fleet with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the Euro/U.S. dollar exchange rate as of June 30, 2009, is $1.2 billion. As of June 30, 2009, we had capitalized costs of $206.5 million for Norwegian Epic and the remaining cost is subject to fluctuations in the Euro/U.S. dollar exchange rate. In connection with the contract to build Norwegian Epic, we do not anticipate any contractual breaches or cancellations to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

(b)	Material litigation

(i)	In May 2003, an explosion in the boiler room aboard S/S Norway resulted in the death of eight crew members and injury of approximately 20 other crew members. In May 2008, an agreement was reached with the United States Attorney’s Office for the Southern District of Florida and Norwegian Cruise Line Limited (“NCLL”) as the owner/operator of S/S Norway at the time of the incident, pled guilty to a violation of Title 46, United States Code, Section 2302(b), a misdemeanor, and was ordered to pay a fine of $1.0 million which was paid in May 2008, and restitution in the amount of $13.8 million which was covered by insurance and paid in prior years to those crew members involved in the incident. As part of the plea, a subsequent hearing on additional restitution was held, and the Court awarded $7.7 million of restitution which was paid in September 2008. NCL (Bahamas) Ltd., as operator of two of the vessels formerly owned and operated by NCLL, has as well, agreed to enter into a civil Consent Judgment with the United States Attorney’s Office for the Southern District of Florida and assumed legal responsibility for carrying out certain procedural and safety reviews under the auspices of an independent consultant. In May 2009, the plaintiff filed a motion to file supplemental claims requesting additional damages. We have filed a response to the plaintiff’s motion and a motion for sanctions which are currently pending before the court. We are not able at this time to estimate any further impact from these proceedings.

(ii)	In June 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 charter sailings of Pride of Aloha. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action and are not able at this time to estimate the impact of these proceedings.

(iii)	The office of the Attorney General for the State of Florida is conducting an antitrust violation investigation into the Company’s implementation of its passenger fuel supplement in 2007. We are cooperating with this investigation and are not able at this time to estimate the impact of this investigation.

(iv)	In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action and are not able at this time to estimate the impact of these proceedings.

(v)	In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action and are not able at this time to estimate the impact of these proceedings.

(vi)	In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

(c)	Other

Certain of our service providers have required collateral in the normal course of our business. As of June 30, 2009, an aggregate of $76.0 million of collateral from all of our service providers is included in other assets in our consolidated balance sheet. In addition, in August 2009, we provided liens on certain of our ships.

Certain contracts we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. The indemnification clauses are often standard contractual terms that are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential exposure, if any, under these indemnification clauses. We have not been required to make any payments under such clauses in the past, and as of June 30, 2009 none are pending.

9.	Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and changes in the fair value of derivative instruments that qualify as cash flow hedges as well as changes in the projected benefit obligation of our Retirement Plan. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income (loss) until the hedged transactions are realized and recognized in earnings. Comprehensive income (loss) was as follows (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Net income (loss)	$15,419	$(26,990)	$20,608	$(172,003)
Initial recognition of the projected benefit obligation	—	—	(8,549)	—
Amortization of prior service cost	178	—	356	—
Change related to cash flow derivative hedges	—	3,419	—	2,501

Total comprehensive net income (loss)	$15,597	$(23,571)	$12,415	$(169,502)

10.	Supplemental Cash Flow Information

For the six months ended June 30, 2009, we had non-cash financing activities of $280.7 million in connection with the transfer of Norwegian Sky to Star Cruises and $15.0 million in connection with the transfer of S.S. United States to Star Cruises (we refer you to Note 6 “Related Party Transactions”). We also had $60.0 million of loan fees capitalized and accrued associated with amendments to our debt agreements (we refer you to Note 5 “Long-Term Debt”) and $8.5 million of non-cash activities in connection with our Retirement Plan (we refer you to Note 7 “Employee Benefit Plans”). For the six months ended June 30, 2008, we had non-cash financing activities of $447.3 million in amounts due to Star Cruises.

NCL Corporation Ltd.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute “forward-looking” statements under the Private Securities Litigation Reform Act of 1995. Many, but not all, of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future,” and for similar words. “Forward-looking” statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those “forward-looking” statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the impact of changes in the global credit markets on our ability to borrow and counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with our expectations;

•	the continued availability under our credit facilities and compliance with our covenants;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	the introduction of competing itineraries and other products by other companies;

•	changes in general economic, business and geo-political conditions;

•

adverse economic conditions that may affect consumer demand for cruises such as higher unemployment rates, fuel price increases, declines in the securities and real estate markets, and declines in disposable income and consumer confidence;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brand and business worldwide;

•	the costs of new initiatives;

•	changes in interest rates, fuel costs, or foreign currency rates;

•

increases in our future fuel expenses related to implementing recently approved International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	the risks associated with operating internationally;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	changes in other operating costs such as crew, insurance and security costs;

•	the continued availability of attractive port destinations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	disruptions to our software and other information technology systems;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; and

•	the impact of weather and natural disasters.

The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any “forward-looking” statements, whether as a result of new information, future events or otherwise. Such “forward-looking” statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These “forward-looking” statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any “forward-looking” statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

The interim consolidated financial information should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2008, which are included in our most recently filed Annual Report on Form 20-F.

Terminology and Non-GAAP Financial Measures

Berths, in accordance with cruise industry practice, are determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

Capacity Days represents double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Cost represents the sum of total cruise operating expense and marketing, general and administrative expense.

Gross Yield represents total revenue per Capacity Day.

Net Cruise Cost represents Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Revenue represents total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield represents Net Revenue per Capacity Day.

Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days represents the number of passengers carried for the period, multiplied by the number of days in their respective cruises.

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield and Net Cruise Cost to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that it is the most relevant measure of our revenue performance because it reflects the revenue earned by us net of significant variable costs and is commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income (loss), we believe changes in Net Cruise Cost and Net Cruise Cost excluding fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. We have not provided a quantitative reconciliation of projected Gross Yield to projected Net Yield and projected Gross Cruise Cost to projected Net Cruise Cost due to the significant uncertainty in projecting the costs deducted to arrive at these measures. Accordingly, we do not believe that reconciling information for such projected figures would be meaningful. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

Please see a historical reconciliation of these measures to items in our consolidated financial statements below.

Overview

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises. Historically, demand for cruises has been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship, to the extent passengers purchase those items from us. Passenger ticket revenue is generally collected from passengers prior to their departure on the cruise.

Onboard and other revenue consists of revenue primarily from shore excursions, food and beverage sales, gaming, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a percentage of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, credit card fees, and certain port expenses.

•

Onboard and other consists of direct costs that are incurred primarily in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, retail and sales of travel protection for vacation packages.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other operating consists of repairs and maintenance (including dry-docking costs), ship insurance, ship charter costs and other ship expenses.

Summary

The following table sets forth operating data as a percentage of revenue:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Revenue
Passenger ticket	69.0%	71.3%	67.9%	70.7%
Onboard and other	31.0%	28.7%	32.1%	29.3%

Total revenue	100.0%	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	17.4%	16.6%	16.6%	16.7%
Onboard and other	8.6%	9.0%	8.5%	8.9%
Payroll and related	16.8%	18.2%	18.0%	19.4%
Fuel	7.6%	12.6%	7.6%	12.8%
Food	6.3%	6.2%	6.7%	6.0%
Other operating	12.8%	15.2%	13.8%	14.4%

Total cruise operating expense	69.5%	77.8%	71.2%	78.2%
Marketing, general and administrative expense	12.9%	13.6%	13.8%	14.1%
Depreciation and amortization expense	8.0%	7.7%	8.4%	7.7%

Total operating expense	90.4%	99.1%	93.4%	100.0%

Operating income	9.6%	0.9%	6.6%	—%

Non-operating income (expense)
Interest income	0.1%	0.1%	0.1%	0.1%
Interest expense, net of capitalized interest	(5.6)%	(6.5)%	(5.8)%	(7.9)%
Other income (expense), net	(0.9)%	0.4%	1.4%	(8.8)

Total non-operating income (expense)	(6.4)%	(6.0)%	(4.3)%	(16.6)%

Net income (loss)	3.2%	(5.1)%	2.3%	(16.6)%

The following table sets forth selected statistical information:

	Three months ended June 30,			Six months ended June 30,
	2009		2008	2009		2008
Passengers Carried	338,097	[1]	296,857	671,058	[1]	605,891
Passenger Cruise Days	2,307,675		2,313,010	4,571,134		4,768,300
Capacity Days	2,105,876		2,143,487	4,223,396		4,451,416
Occupancy Percentage	109.6%		107.9%	108.2%		107.1%

[1]	Passengers Carried increased in 2009 primarily due to the three and four-night itinerary of Norwegian Sky compared to the seven-night itinerary with Pride of Aloha in 2008.

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Passenger ticket revenue	$330,265	$374,467	$613,413	$733,001
Onboard and other revenue	148,152	150,522	289,459	303,561

Total revenue	478,417	524,989	902,872	1,036,562
Less:
Commissions, transportation and other expense	83,239	87,255	150,188	172,598
Onboard and other expense	41,275	47,430	76,711	92,436

Net Revenue	$353,903	$390,304	$675,973	$771,528

Capacity Days	2,105,876	2,143,487	4,223,396	4,451,416
Gross Yield	$227.18	$244.92	$213.78	$232.86
Net Yield	$168.06	$182.09	$160.05	$173.32

Gross Cruise Cost and Net Cruise Cost were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Total cruise operating expense	$332,608	$408,335	$642,858	$810,109
Marketing, general and administrative expense	61,654	71,526	124,957	146,504

Gross Cruise Cost	394,262	479,861	767,815	956,613
Less:
Commissions, transportation and other expense	83,239	87,255	150,188	172,598
Onboard and other expense	41,275	47,430	76,711	92,436

Net Cruise Cost	$269,748	$345,176	$540,916	$691,579

Capacity Days	2,105,876	2,143,487	4,223,396	4,451,416
Gross Cruise Cost per Capacity Day	$187.22	$223.87	$181.80	$214.90
Net Cruise Cost per Capacity Day	$128.09	$161.03	$128.08	$155.36

Three months ended June 30, 2009 compared to three months ended June 30, 2008

Revenue

Net Revenue decreased 9.3% in 2009 compared to 2008 primarily due to a 7.7% decrease in Net Yield and a 1.8% decrease in Capacity Days. The decrease in Net Yield was primarily the result of a decrease in passenger ticket pricing due to current adverse global economic conditions. This decrease was partially offset by a slight increase in Net Yield pertaining to onboard and other revenue primarily due to increased revenue from our gaming and bar operations. The decrease in Capacity Days was primarily the result of the departure of Norwegian Dream which left the fleet upon expiration of the charter agreement in November 2008, partially offset with the re-flagging of Pride of Aloha which was withdrawn from the fleet in May 2008 and launched as Norwegian Sky in July 2008.

Expense

Net Cruise Cost decreased 21.9% in 2009 compared to 2008, primarily due to a 20.5% decrease in Net Cruise Cost per Capacity Day. Net Cruise Cost per Capacity Day decreased primarily due to lower fuel expense, lower payroll and related expense and cost control initiatives. Average fuel costs, including the impact of fuel swaps in 2008, decreased 38.2% to $356 per metric ton in 2009 from $576 per metric ton for the same period in 2008. Lower payroll and related expense per Capacity Day, resulted from the impact of the re-flagging and redeployment of Pride of Aloha from our Hawaii market to our international fleet in 2008.

Depreciation and amortization expense decreased 5.6% in 2009 compared to 2008 primarily due to the transfer of Norwegian Sky to Star Cruises in January 2009.

Interest expense, net of capitalized interest, decreased to $26.6 million in 2009 from $34.4 million in 2008 primarily due to lower average interest rates partially offset by an increase in outstanding borrowings. Other income (expense), net was an expense of $(4.3) million in 2009 compared to income of $2.2 million in 2008. The net expense in 2009 was primarily due to foreign currency translation losses of $19.3 million offset by fuel derivative gains of $15.1 million. The income in 2008 was primarily due to foreign currency translation gains. The foreign currency translation gains and losses were primarily due to the revaluation of our Euro-denominated debt to U.S. dollars.

Six months ended June 30, 2009 compared to six months ended June 30, 2008

Revenue

Net Revenue decreased 12.4% in 2009 compared to 2008 primarily due to a 7.7% decrease in Net Yield and a 5.1% decrease in Capacity Days. The decrease in Net Yield was primarily the result of a decrease in passenger ticket pricing due to current adverse global economic conditions. This decrease was partially offset by a slight increase in Net Yield pertaining to onboard and other revenue primarily due to increased revenue from our gaming operations and shore excursions. The decrease in Capacity Days was the result of the departure of Marco Polo and Norwegian Dream which left the fleet upon expiration of their charter agreements in March 2008 and November 2008, respectively, partially offset with the re-flagging of Pride of Aloha which was withdrawn from the fleet in May 2008 and launched as Norwegian Sky in July 2008.

Expense

Net Cruise Cost decreased 21.8% in 2009 compared to 2008, primarily due to a 17.6% decrease in Net Cruise Cost per Capacity Day. Net Cruise Cost per Capacity Day decreased primarily due to lower fuel expense, lower payroll and related expense and cost control initiatives. Average fuel costs, including the impact of fuel swaps in 2008, decreased 40.7% to $326 per metric ton in 2009 from $550 per metric ton for the same period in 2008. Lower payroll and related expense, per Capacity Day, resulted from the impact of the re-flagging and redeployment of Pride of Hawai’i and Pride of Aloha from our Hawaii market to our international fleet in 2008.

Depreciation and amortization expense decreased 5.0% in 2009 compared to 2008 primarily due to the transfer of Norwegian Sky to Star Cruises in January 2009.

Interest expense, net of capitalized interest, decreased to $52.0 million in 2009 from $82.1 million in 2008, primarily due to lower average interest rates partially offset by an increase in outstanding borrowings. Other income (expense), net was income of $13.1 million in 2009 compared to an expense of $(90.5) million in 2008. The income was primarily due to fuel derivative gains of $17.1 million partially offset by foreign currency translation losses of $3.8 million. The expense in 2008 was primarily due to foreign currency translation losses of $90.2 million as a result of the revaluation of our Euro-denominated debt to U.S. dollars.

Liquidity and capital resources

Net cash provided by operating activities was $26.3 million and $17.2 million for the six months ended June 30, 2009 and 2008, respectively. The changes in cash provided by operating activities were primarily due to net income and timing differences in cash payments relating to operating assets and liabilities.

Net cash used in investing activities, primarily consisting of additions to property and equipment, was $71.0 million and $51.1 million for the six months ended June 30, 2009 and 2008, respectively. The additions were primarily related to payments for ship construction and shoreside and shipboard capital projects.

Net cash provided by financing activities was $111.9 million and $131.1 million for the six months ended June 30, 2009 and 2008, respectively. Cash provided by financing activities in 2009 was primarily due to a contribution from, and other transactions with Affiliates and draw downs on our senior secured revolving credit facilities which were partially offset by repayments of these facilities, payments on other outstanding loans and loan arrangement fees. Cash provided by financing activities in 2008 was primarily due to a contribution from an Affiliate and draw downs on our senior secured revolving credit facilities and other outstanding loans substantially offset by repayments on these facilities. In 2008, $240.2 million of our 10  5/8% senior notes due 2014 (“Notes”) were tendered to us resulting in $9.8 million of Notes currently outstanding.

Capitalized interest decreased to $5.1 million in 2009 from $7.1 million in 2008 primarily due to a lower level of investment in ship construction.

Future capital commitments

Future capital commitments consist of contracted commitments and future expected capital expenditures necessary for operations. As of June 30, 2009, we anticipate that capital expenditures will be $183.0 million (including $71.0 million through June 30, 2009), $1.0 billion and $70.0 million for the years ending December 31, 2009, 2010 and 2011, respectively, based on the Euro/U.S. dollar exchange rate as of June 30, 2009.

Norwegian Epic is under construction and will add approximately 4,200 berths to our fleet with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the Euro/U.S. dollar exchange rate as of June 30, 2009, is $1.2 billion. As of June 30, 2009, we had capitalized costs of $206.5 million for Norwegian Epic and the remaining cost is subject to fluctuations in the Euro/U.S. dollar exchange rate. In connection with the contract to build Norwegian Epic, we do not anticipate any contractual breaches or cancellations to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Other

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding sources

As of June 30, 2009, our liquidity was $255.1 million consisting of $253.0 million in cash and cash equivalents and $2.1 million available to draw down under our senior secured revolving credit facilities.

We have up to $930.3 million of export credit financing in place for Norwegian Epic, based on the Euro/U.S. dollar exchange rate as of June 30, 2009.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity and certain other ratios, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of June 30, 2009.

In 2009, we amended certain terms of substantially all of our debt agreements. The amended terms include the extension of the maturity of the $800.0 million Facility from July 2010 to January 2012. Also, the amended terms include the deferral of principal amortization through December 2010, accelerated principal payments if we reach certain liquidity thresholds and certain other additional covenants. Our shareholders contributed an aggregate of $100.0 million of equity in connection with the amendments of our debt agreements.

Certain of our service providers have required collateral in the normal course of our business. As of June 30, 2009, an aggregate of $76.0 million of collateral from all of our service providers is included in other assets in our consolidated balance sheet. In addition, in August 2009, we provided liens on certain of our ships.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. Should this environment continue to deteriorate, this could adversely impact our business, financial condition and results of operations.

We believe our cash on hand, expected future operating cash inflows, additional borrowings under existing credit facilities and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCL Corporation Ltd.

By:	/S/ KEVIN M. SHEEHAN
Name:	KEVIN M. SHEEHAN
Title:	Chief Executive Officer and Chief Financial Officer

Date: August 11, 2009